Bison Instruments Inc.

7725 Vasserman Trail
Chanhassen, MN 55317

androcan@androcan.ca

November 28, 2011

Tia L. Jenkins, Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention: Tia L. Jenkins

Re:	Bison Instruments Inc. Form 8-K, filed on November 17, 2011, amended on November 25, 2011. File No.: 000-27297

Thank you for your letter dated November 22, 2011.  We have accepted the changes recommended by the Securities and Exchange Commission and the report has been  revised as follows:

Form 8-K-A, amendment date November 25, 2011

●
Amended to specify, during the past two fiscal years through the date of the engagement of November 17, 201, Michael J. Larsen the new accountant did not consult with Bison Instruments Inc. about matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

We trust that we have made the proper revision as requested; however should you note that any items require further revision, please notify us.

Yours truly,
Bison Instruments Inc.

/s/ Barrie D. Rose
Title:    Chief Executive Officer,
             And Director